Mail Stop 4561

      September 19, 2005

Rex S. Jackson
Principal Accounting Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, California 94043
(650) 584-5000

	Re:	Synopsys, Inc.
		Form 10-K: For the Year Ended October 30, 2004
		Filed January 12, 2005
		Form 10-Q: For the Quarterly Period Ended January 31,
2005
		Filed March 10, 2005
      Form 10-Q: For the Quarterly Period Ended April 30, 2005
		Filed June 2, 2005
		Form 10-Q: For the Quarterly Period Ended July 31, 2005
		Filed September 6, 2005
		File No. 000-19807

Dear Mr. Jackson,

      We have reviewed your response letter dated July 27, 2005 and have the following comments. We may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-Q for the Period Ended January 31, 2005

Note 11. Other Income (Expense), Page 9

1. We note your response to comment no. 3 and have the following comment. We note that for evaluating the error for fiscal 2005 you used "normalized" pre-tax earnings instead of annualizing net income based on interim results for that period. Indicate why you believe that SAB 99 would allow this approach in evaluating whether an error is material to the results reported in a fiscal period. Additionally, indicate the consideration you gave to assessing materiality based on the impact on earnings per share for each of the prior periods.

Form 8-K dated June 8, 2005

2. We note your response to our prior comment # 5. You state that you believe that additional payments are probable to resolve this matter and that it is unlikely that you will have sufficient information to change your provision. Indicate the amount of the current provision and explain whether you had previously accrued amounts due to this tax exposure. Tell us why you have not disclosed the provision amount in your footnotes in accordance with paragraph 9 of SFAS 5.


*	*	*	*	*

      As appropriate, please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

      You may contact Steve Williams at (202) 551-3478 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.


							Sincerely,



							Stephen Krikorian
      						Accounting Branch Chief


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Rex S. Jackson
Synopsys, Inc.
September 19, 2005
Page 1